SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

apimec

# RESULTS PRESENTATION 2018



Eletrobras

# Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past events,** but reflect **beliefs and expectations of our administration** and may constitute estimates and projections about **future events** pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believe", "may", "estimate", "continue","anticipates," "intends," "hopes," and the like aims to identify **estimates that necessarily involve risks and uncertainties, known or unknown.**

**Risks and uncertainties** known include, but are not limited to: **economic, regulatory, political and commercial conditions** general in Brazil and abroad, **changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by the consumer, competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in the levels rain and water** in the reservoirs used to operate our hydroelectric dams, our **financing plans and capital investment, government regulations** and other risks described in our annual report and other documents registered in .

**Estimates and projections refer only to the date on which they were expressed** and we do not assume **any obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

# 2018 HIGHLIGHTS

**6** privatized **Distribution companies**, **5** already transferred.
**R$ 2,967 million in 2018**

**Impairment reversion: R$ 7.2 billion** of impairment reversion and onerous contracts with the redefinition of the Reference Price of the **Angra 3 Nuclear Plant** and the implementation period in **2026.**

| Startup | Total Installed Capacity |
|---|---|
| UTE Mauá 3 | **590 MW** |
| UHE São Manoel | **700 MW** |

**26 SPEs** sold for **R$ 1.3 billion.**

**R$ 1 billion/year** for the Company with the recognition of **GAG improvement** (Cost of Management of Generation Assets).

Agreement with **Eletropaulo** in the amount of **R$ 1.1 bil.**

**156%** improvement in the company's **Ebitda** in **2018**, as a result of a cost reduction program and privatization of the Distribution companies.



UTE Mauá 3 – Eletrobras Amazonas GT

# 2018 HIGHLIGHTS

End of **DoJ** investigation without sanctions

Class actions agreement **US$ 14.75 million**

**$ 2.5 million** agreement with the SEC

**R$ 161.8 million** reimbursement after a leniency agreement with the Ministry of Transparency, CGU and Odebrecht (Operation Lava Jato)

**ADOPTION IFRS 9 and 15** in the transmission infrastructure, with a positive effect of **R$ 2.8 billion in PL**


Casa de Força UHE Tucuruí
Eletrobras Eletronorte

# OUR BUSINESS EVOLUTION



Spillway – Itaipu Binacional



# GENERATION

In 2018,

**+ 1,667 MW = 49,801 MW**

**30.5%** of the country

Highlights
TPP Mauá
HPP Belo Monte
HPP São Manoel

**8,990 MW**

Eletronuclear + Itaipu
5.5% of the country

Eletrobras

**163,441 MW**
total of the country

| | ACR | | ACL | | O&M | | MCP + Renegotiation | |
|---|---|---|---|---|---|---|---|---|
| | Revenue | MWmed | Revenue | MWmed | Revenue | MWmed | Revenue | MWmed |
| 2017 | 4.6 | 2,281 | 6.5 | 4,653 | 2.3 | 7,620 | 0,8 | N.A. |
| 2018 | 4.5 | 2,001 | 6.9 | 4,715 | 2.8 | 7,380 | 1,7 | |
| % | -2.10% | -12.30% | +6.40% | +1.30% | +23.20% | -3.20% | +107,40% | |

# BRASIL INTERCONNECTION

## The biggest transmission company of América Latina

**2018**



Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Empresas

**71,068 km**
from the total of
**Transmission lines**

**47.3%**
≥ 230 kV

In 2018,
**- 616 km**

**+ 189 km** energizing

**- 340 km** SPE Intesa transfer

**- 504 km** sold by Eletronorte to CEA

**R$ 103 million/year**
**Allowed Annual Revenue – total AAR (RAP)** aggregation in Eletrobras Companies in **2018**

**LT 230 kV**
**Furnas: + 97 km**
**Chesf: + 22 km**
**SPES Furnas and Eletrosul: + 70 km**

# FINANCIAL HIGHLIGHTS
(R$ MILLION)

## GROSS REVENUE

| 4Q18 | 2018 |
|---|---|
| R$ 7,570 | R$ 30,080 |
| -18% | -11% |
| 4Q17 | 2017 |
| R$ 9,206 | R$ 33,711 |

## EBITDA

| 4Q18 | 2018 |
|---|---|
| R$ 13,392 | R$ 19,990 |
| +949% | +158% |
| 4Q17 | 2017 |
| - R$ 1,554 | R$ 7,743 |

## NET PROFIT

| 4Q18 | 2018 |
|---|---|
| R$ 12,073 | R$ 13,348 |
| +402% | +863% |
| 4Q17 | 2017 |
| - R$ 3,398 | - R$ 1,726 |

# DISTRIBUTION COMPANIES HIGHLIGHTS


Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Piauí
Eletrobras
Distribuição Amazonas
Eletrobras
Distribuição Alagoas
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia

## PRIVATIZATIONS

| | | |
|---|---|---|
| ✓ Ceal<br>✓ Cepisa | ▶ | Equatorial |
| ✓ Ceron<br>✓ Eletroacre | ▶ | Energisa |
| ✓ Boa Vista<br>Amazonas D<br>transfer in 2Q19 (forecast) | ▶ | Consórcio Oliveira Energia |

# PRIVATIZATION RESULTS

**Distribuiton Companies Transfer in 2019**

| Distribution Company | Sale Contract | Accountin g Effect | Negative equity reversal |
|---|---|---|---|
| Ceal | March/2019 | 1Q19 | **R$ 1 billion** |
| Amazonas D | April/2019 (forecast) | 2Q19 | **R$ 4 billion** |
| Ceron, Boa Vista, Eletroacre e Cepisa | In 2018 | **4Q18** | **R$ 3 billion** |
| | | | after the capitalization to be made by Eletrobras, before the sale |

**R$ 134 million potential reversal of Contingencies in 2019**

**Eletrobras Distribution business was classified as discontinued operations.**

* It considers only the distributors Cepisa, Ceron, Eletroacre and Boa Vista transferred until 12.31.2018. The effects of the assumption of debt / credit and reversion of PL of Amazonas and Ceal for accounting purposes will only occur in 2019.

Eletrobras

## SALE EFFECTS

**Auction of 6 Distributors of Eletrobras, which presented a loss of R$ 4,179 million in 2017 and a loss of R$ 1,879 million in 2018.**

| Employees Reduction | |
|---|---|
| **Boa Vista**, **Cepisa**, **Ceron** and **Eletroacre** 4 DisCos already transferred | **- 3,688** |
| **Amazonas D** and **Ceal** DisCos to be transferred in 2019 (ongoing) | **- 2,958** |
| **Total** | **- 6,636** employees |

**R$ 3.2 billion ***
CCC receivables

**R$ 2.4 billion ***
Receivables receivable about

**R$ 739 million ***
Reversal of labor contingencies

**R$ 14,205 million Assumption** of Petrobras Debt / BR

# REGULATORY, OPERATING AND GOVERNANCE HIGHLIGHTS

## REGULATION

**R$ 517 million** accounting for GAG Improvement, referring to 6 months

**R$ 3 billion** approval by Aneel of credits CCC / Inefficiency of the Amazon D

## ANGRA 3

**R$ 7.2 billion** reversal of impairment and onerous contracts

## GOVERNANCE

Inclusion in **ISE 2019**

**IG-SEST** Maximum Score

Audit Committee and Statutory Risks

Independent members in CAs

## COMPULSORY LOAN

STJ trial in progress remunerative interest appraisal

# FINANCIAL PERFORMANCED 2018



Eletrobras

# CONSOLIDATED RESULTS – 2018 (R$ MILLION)

| | 2017 | 2018 | Variation | |
|---|---|---|---|---|
| **Recurrent ROL** | **21,802** | **21,748** | **-0.2%** | **IFRS 9 e 15** on transmission revenue |
| (-) PMSO recurrent | -9,362 | -8,684 | -7% | Implementattion of **DismissalPlans - PAE/PDC** |
| (-) Recurrent Costs and operational expenses | -6,288 | -5,438 | -14% | **Energy purchased for ressale** – De-verticalization Amazonas GT |
| (-) Recurrent operational provisions | -614 | -555 | -10% | |
| (+) Recurrent Equity interests | 1,167 | 1,385 | 19% | |
| **Recurrent Ebitda*** | **6,705** | **8,456** | **26%** | |
| (-) Impairment and Onerous Contract | -130 | 7,900 | -6156% | Impairment **Reversal** and onerous contract of Angra 3 |
| (-) Non-recurrent items | 1,168 | 3,635 | 211% | Negative equity **reversal of DisCos summing up 2.9 bilhões** |
| **Ebitda CVM** | **7,743** | **19,990** | **158%** | |
| Depreciation and Amortization | -1,524 | -1,702 | 12% | |
| Financial Result | -1,736 | -578 | -67% | Agreement with **Eletropaulo** of **R$ 1 billion** and **leniency** of **R$ 162 million** |
| Income tax and social contribution | -2,029 | -2,484 | 22% | |
| Result of discontinued operations | -4,179 | -1,879 | -55% | **Result** of 6 **sold DisCos** |
| **Net Result CVM** | **-1,726** | **13,348** | **873%** | |
| **Recurrent Net Result (without RBSE)** | **3,905** | **5,132** | **31%** | |

*Excluding RBSE; Proinfa; PAE, PDC, expenses and independent investigation fidings, retroactive payment to Enel by TUSD Eletronuclear, contingency, onerous contracts, Impairment, Provision for losses on investments, Adjustments to market value, Para Rate (TFRH), ANEEL CCC Provision.

# CONSOLIDATED RESULTS – 4T18 (R$ MILLION)

| | 4Q17 | 4Q18 | Variation | |
|---|---|---|---|---|
| **ROL** | **7,993** | **6,166** | **-23%** | **IFRS 15** – Change in PROINFA accounting criteria |
| (-) PMSO | -2,948 | -2,582 | -12% | |
| (-) Costs and operational expenses | -3,269 | -1,778 | -46% | |
| (-) Operational provisions | -2,206 | -44 | -98% | **Compulsory Loan Reversal** of **R$ 563 million** |
| (-) *Impairment* and onerous contracts | -1,663 | 7,732 | -565% | Impairment *and* onerous contract **reversal** of **Angra 3** of **R$ 5,9 billion.** |
| (+) Equity interests | 150 | 3,465 | 2,212% | **Distribuidoras**Negative equity **reversal of DisCos** |
| **Ebitda*** | **-1,554** | **13,392** | **962%** | |
| **Recurrent Ebitda** | **904** | **2,427** | **168%** | |
| Financial Result | -605 | -537 | 11% | |
| Result of discontinued operations | -1,630 | 123 | 108% | **Result** of 6 **sold DisCos** |
| **Net Result** | **-3,998** | **12,073** | **402%** | |
| **Recurrent Net Result (without RBSE)** | **486** | **1,432** | **144%** | |

*Excluding RBSE; Proinfa; PAE, PDC, expenses and independent investigation fidings, retroactive payment to Enel by TUSD Eletronuclear, contingency, onerous contracts, Impairment, Provision for losses on investments, Adjustments to market value, Para Rate (TFRH), ANEEL CCC Provision.

# GROSS REVENUE2018



-11% (R$ 3,632 million)
+4% R$ 906 million
33,711
8.095
25,617
449
+3%
492
+22%
764
+23%
244
-27%
382
172
-17%
26,523
3,556
30,080
Gross Revenue IFRS / 2017
RBSE and PROINFA
Gross Revenue Managerial 2017
Generation – Regim Exploration
Generation – Regim O&M
Transmission - Revenue from Operation and Maintenance
Transmission - Revenue from Construction
Rate of Return updates
Others Revenue
Gross Revenue Managerial 2018
RBSE
Gross Revenue IFRS / 2018

## GENERATION

**Regime de Exploração**

Generation surplus of UTE Mauá 3 sold to PLD; market variations (PLD, GSF, Portfolio of contracts, etc.), especially Chesf.
Update of the fixed revenue of Angra I and II for 2018.
O & M Renovated Plants - GAG Improvement of R $ 517 million.

## TRANSMISSION

**Impact of IFRS 9 (RBSE) and 15 (Other Revenues)**

## OTHER REVENUES

**Reduction with rent / services of LTs for communication)**

For comparison purposes, the cost of purchasing power for resale of Proinfa is treated as non - recurring, since in 4Q18 it was reduced from Proifa - IFRS 15 revenue.

# OPERATIONAL COSTS
(R$ MILLION)

| Consolidated | 2017 | 2018 | % | 4Q17 | 4Q18 | % |
|---|---|---|---|---|---|---|
| Costs IFRS | 9,460 | 5,537 | -41% | 2,880 | 1,345 | -53% |
| Costs Managerial | 6,288 | 5,338 | -14% | 1,728 | 1,345 | -22% |



R$ 3,172 million
Proinfa
3.172
970
1.372
2.984
962
2017
99
1.310
1.383
1.560
1.185
2018
+35%
+1%
-48%
+23%
R$ 1,151 million
Proinfa
1.151
348
314
839
226
4Q17
477
271
211
385
4Q18
+37%
-14%
-75%
+70%
Non Recurring Items
Construction
Charges on use of the Electrical Network
Energy purchased for resale
Fuel

## VARIATION NO 4Q18

**Energy Purchased for / Resale Reduction:**
PIE leasing accounting for the Amazonas GT, due to de-verticalization in Dec / 18;

Eletronorte: reduction of R $ 170 million due to the variation in PLD of 70%

**Fuel**
- **Increase:** start-up of UTE Mauá 3 and higher gas consumption- R $ 80 million..
- **Construction Cost:** Highest level of investment made in 2018.

For comparative purposes, the cost of purchasing power for resale of Proinfa is treated as non-recurring, since in 4Q18 it was reduced from Proinfa-IFRS 15 revenue.

# PERSONAL, SUPPLIES, SERVICES AND OTHERS
## (R$ MILLION)

| Consolidated | 2017 | 2018 | % | 4Q17 | 4Q18 | % |
|---|---|---|---|---|---|---|
| PMSO IFRS | 10,285 | 9,108 | -11.4% | 2,948 | 2,582 | -12,8% |
| PMSO Managerial | 9,362 | 8,684 | -7.2% | 2,863 | 2,497 | -12,4% |



NR
O
S
M
P
924
1.376
1.997
264
5.725
-5%
+5%
-1%
-12%
424
1.304
2.103
262
5.015
85
396
677
78
1.712
-1%
-4%
+7%
-20%
86
390
653
83
1.371
2017
2018
4Q17
4Q18
Personnel without PAE

**NR** **2018** : PDC of R $ 370 million and Research indep R$ 54 million
**2017:** PAE of R $ 853 million and Independent Research: R$ 71 million

**O** **(-) Furnas e Chesf:** greater recovery of expenses by R$ 6 million
**(-) Eletrosul:** change in participation in SPES (Livramento, Chuí and Santa Vitoria do Palmar

**S** **(-) Eletronuclear** in R$ 20 million
**(-) Amazonas GT** in R$ 9 million
**(-) CGTEE** in R$ 9 million (Overhaul).
**(+) Furnas** in R$ 7 million.

**M** **(+) Eletronuclear** in R$ 9 million for nuclear fuel exchange
(+) **Furnas** (R$ 9 million)

**P** **(+)** Readjustment of 1.7% by the Collective Agreement
**(-)** PDC, less 905 employees and savings of R$ 66 million in 2018
**(-)** reduction of total costs by R$ 157 million in **Furnas, Eletronorte and Chesf**

Eletrobras

Valores Proforma: desconsidera-se itens não recorrentes.

# OPERATIONAL PROVISIONS

| R$ million | 2017 | 2018 | % |
|---|---|---|---|
| Garanties | -18 | -38 | 105% |
| Contingencies | -1,381 | -500 | -64% |
| Compulsory Loan Contingencies | -2,337 | -1,319 | -44% |
| PCLD - Consumers and Resellers | -155 | -160 | 3% |
| PCLD - Financing and Loans | -11 | 81 | -869% |
| Onerous Contracts | 594 | 1,354 | 128% |
| Provision (Reversal) for Losses in Investments | 336 | 340 | 1% |
| Provision for losses on classified investments as kept for sale | 0 | -554 | - |
| *Impairment* | -725 | 6,546 | -1003% |
| ANEEL Provision- CCC | -518 | 1,184 | -329% |
| TFRH | 1 | 2 | -2146% |
| Others | -430 | -439 | 2% |
| **Total** | **-4,646** | **5,308** | **-214%** |

Reversal of R$ **739 million** (distributors sold)

Being **R$ 1,319** of net constitution in the year

**Angra 3** Reversal of **R$ 1,389 million**

Reversal of **Angra 3** of R$ **5,854 million**

Provision of CCC credits assigned by **Ceron** due to the current position of Aneel

**Reversal of Operating Provisions**

# COMPULSORY LOAN CONTINGENCY
(R$ million)

| Impact Operational Provision (1) | 2017 | 2018 | % |
|---|---|---|---|
| Constitution | 3,527 | 2,670 | -32% |
| (-) Reversal | 1,189 | 1,351 | 12% |
| **Contingency Result** | **2,337** | **1,319** | **-77%** |

| Impact Financial Result (2) | 2017 | 2018 | % |
|---|---|---|---|
| Passive Monetary Update | 949 | 884 | -7% |

| Impact Consolidated Result (1 + 2) | 2017 | 2018 | % |
|---|---|---|---|
| Compulsory Loan | 3,286 | 2,203 | -33% |
| **Provision** | **2017** | **2018** | **%** |
| Total Balance | 16,596 | 17,942 | 8.1% |

**Reversal of R $ 468 million**
alteration of the order of discharge of the components of the provision, first of all paying interest remuneration received up to the conversion meeting. ("Payment Allocation")

**R$ 960 million**
disbursement for payment of **Compulsory Loan** convictions

**STJ judgment suspended**
It is not a judgment of a repetitive appeal, and therefore, in principle, any unfavorable outcome should not have a general repercussion effect and it will be resources.

# EBITDA **2018** (BRL Million)



+156% R$ 12,050 million
+23% R$ 1,545 million
Highlights:
• RBSE: R$ -4,467 million
• Contingencies: R$ 3,719 million
• Sale of CELG D: R$ 1,525 million
• onerous contracts : R$ -594 milion
• Impairment: R$ 725 million
• TRFH R$ -518 million
RBSE: R$ -3,227 million
Contingencies: R$ 1,820 million
Onerous Contracts: R$ -1,354 million
Impairment: R$ -6,546 million
Ganho Vendas Dist: R$ -2,967 million
TFRH: R$ -1,184 million
Aneel CCC Provision: R$ 1,187 million
PAE/PDC: R$370 mi
7,743
1,037
6,705
54
-3%
217
+19%
850
-23%
678
-8%
59
8,456
11,534
10,990
EBITDA CVM 2017
NOT RECURRING ITEMS
EBITDA Pro Forma 2017
NET OPERATING REVENUE PRO FORMA
SHAREHOLDINGS PRO FORMA
OPERACIONAL COSTS
PMSO Pro Forma
OPERACIONAL PROVISIONS
EBITDA Pro Forma 2018
NOT RECURRING ITEMS
EBITDA CVM 2018

<u>Net operating revenue Managerial:</u>

- Charges with PIS, COFINS and ISS, CDE, P&D that directly affect the billing.

- <u>Shareholdings Managerial:</u>
- Results of Equity Equity SPEs, with emphasis on Norte Energia.

<u>Operacional Costs Managerial</u>:

- **Amazonas GT:** accounting for leasing of PIEs due to unbundling in December 2018;
- **Eletronorte**: a reduction of R $ 170 million due to the variation in PLD.

<u>Personnel, Material and Services (PMSO) Pro Forma:</u>

- Cost reduction policy with a total reduction of R$ 157 million in Furnas, Eletronorte, Furnas and Chesf

<u>Operacional Provisions Pro Forma:</u>

- reduction. Financing and loans, with a reversal of R $ 81 million in 2018..

# FINANCIAL RESULTS 2018 (R$ MILLION)

| | 2017 | 2018 | % |
|---|---|---|---|
| **Financial Results** | **5,397** | **9,127** | **69%** |
| Interest income and financial investments | 2,699 | 3,329 | 23% |
| Positive exchange rate variation | 931 | 4,151 | 346% |
| Others Financial results | 1,767 | 1,647 | -7% |
| **Financial Expenses** | **-7,133** | **-9,705** | **36%** |
| Debt Charges | -3,450 | -2,681 | -22% |
| Negative exchange rate variation | -1,065 | -4,364 | 310% |
| Other Financial Expenses | -2,619 | -2,660 | 2% |
| **Financial Results** | **-1,736** | **-578** | **67%** |

Natural Hedge

Financial Results

- **Interest income and financial investments :** Eletropaulo R$ 1,064 million

Financial Expenses

- **Debt charges: improvement of debt profile reduction of indexer rates in 2018 (cumulative SELIC in the year of 10% a.a. in 2017 to 6.5% a.a in 2018, IPCA of 2.95 to 3.75 and others).**

# NET PROFIT
(R$ MILLION)


+402%
+863%
12,073
OTHERS
13,348
1,124
2,399
7,243
UTN Angra 3 **Reversel**
7,243
3,706
Transferred Discs **Reversel**
3,706
4Q17
4Q18
2017
2018
-1,726
-3,998

## 4Q18

1. Reversal of Impairment and Onerous Contract Angra III: R$ 7,243 million
2. Reversal of Negative Shareholders' Equity and contingencies of Distributors transferred of R$ 3,706 milhões
3. Reversal of contingencies for the compulsory loan of R$ 564 million

## 2018

1. Reversal of Impairment and Onerous Contract Angra III : R$ 7,243 milhões
2. Reversal of Negative Shareholders' Equity and contingencies of Distributors transferred of R$ 3,706 milhões
3. RBSE revenue- R$ 3,370 million
4. Provisional reversal of Taxa Pará – R$ 1.1 billion
5. Loss of R$ 1.8 billion of the distribution companies;
6. Constitution of contingencies for compulsory loan of R$ 1.3 billion


Nuclear fuel pool of Angra 2- Eletrobras Eletronuclear

# FINANCIAL DISCIPLINE

| Goal | NET DEBT / ADJUSTED EBITDA | < 3,0 |
|---|---|---|

## NET DEBT/EBITDA



23.4
23.4
23.4
22.7
20.3
18.6
17.6
19.6
26.1
6.1
5.7
4.7
4.1
3.7
3.7
3.4
3.3
3.1
dez-16
mar-17
jun-17
set-17
dez-17
mar-18
jun-18
set-18
dez-18
NET DEBT
NET DEBT/MANAGEMENT EBITDA

| EBITDA (LTM) | 3.8 | 4.0 | 4.9 | 5.5 | 5.5 | 5.0 | 5.2 | 6.0* | 8.5** |
|---|---|---|---|---|---|---|---|---|---|

* Excludes only Ceron, Eletroacre, Boa Vista and Cepisa
** Excludes Ceron, Eletroacre, Boa Vista and Cepisa, already transferred, as well as Ceal and Amazonas pro forma

R$ million

| NET DEBT | 12/31/2018 |
|---|---|
| GROSS DEBT(1) | 54,841 |
| (-) RGR of other companies[2] | -1,950 |
| (-) RGR of Amazonas and Ceal pro forma [3] | -1,370 |
| (-) Purchase of Shares with the RGR resources[4] | -535 |
| = GROSS DEBT Pro forma | 50,986 |
| (-) (Cash and Cash Equivalents + Securities) | -7,285 |
| (-) Financing Receivable (discounted RGR from Others)[2] | -11,925 |
| (+) Financing Receivable from RGR Amazonas and Ceal Pro forma3 | +1,370 |
| (-) Financing Receivable RGR Amazonas and Ceal Pro forma3 | -1,370 |
| (+) Financing Remaining RO (ED Alagoas and AmD) pro forma 5 | +3,521 |
| (-) Net balance of Itaipu Financial Asset | -2,157 |
| NET DEBT | 26,098 |

1. Due to the reclassification of Amazonas D to "Assets available for sale", the debt corresponding to the repurchased suppliers, which will be assumed by Eletrobras, was reclassified to consolidated loans and financing, impacting the Company's gross debt. According to the decision of the 170th Extraordinary Shareholders' Meeting, Eletrobras will only begin to assume these debts, with the effective transfer of control of Amazonas D;
2. Pro forma debt and receivables related to financing granted by RGR, owed by companies outside the Eletrobras group, including Ceron, Eletroacre, Boa Vista and Cepisa, were transferred, since Eletrobras is only a management company of debt.
3. Provisions were excluded from financing proceeds from RGR, owed by Amazonas and Ceal, since Eletrobras, after the transfer of these companies, will not be responsible for this debt, under the terms of item 2. RGR receivables owed by Amazonas and Ceal are not consolidated in the credits receivable and, therefore, the entry and exclusion of said credits are being excluded.
4. RGR liabilities referring to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013;
5. Financing agreements signed, to be paid by Amazonas (R$ 1,958 million) and Ceal (R$ 1,563 million) to Eletrobras when they are transferred, including Pro Forma. Disregard other rights.

# DEBT AND DEBT PROFILE
(R$ MILLION)

**Average rate of 6.4% per year**

Financing and Loans:
R$ 54,373*


10.649
190
6.515
4.540
3.621
CDI
IPCA
TJLP
SELIC
Outros
14%
23%
63%
11.285
1.079
245
USD not indexed
USD with LIBOR
EURO
FOREIGN CURRENCY
NACIONAL CURRENCY
RGR

With debenture →

| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | Após 2024 | Total |
|---|---|---|---|---|---|---|---|---|
| Consolidado | 12,109 | 7,273 | 12,761 | 5,131 | 4,238 | 2,862 | 10.503 | 54,841 |

It does not include R$ 468 million in Debentures.

# INVESTMENTS ACHIEVED **IN 2018**

| Nature of Investments (R$ million) | Budgetered | Realized | % |
|---|---|---|---|
| **Corporate Investments** | | | |
| Generation | 586,104 | 677,370 | 115.57% |
| Transmission | 1,726,514 | 1,059,773 | 61.38% |
| Distribution | 203,102 | 330,838 | 162.89% |
| Maintenance - Generation | 735,096 | 351,113 | 47.76% |
| Maintenance - Transmission | 640,887 | 293,152 | 45.74% |
| Maintenance - Distribution | 56,431 | 202,789 | 359.36% |
| Others* | 433,690 | 421,670 | 97.23% |
| **Subtotal** | **4,381,824** | **3,336,705** | **76.15%** |
| **Financial Investments in SPEs** | | | |
| Generation | 1,489,884 | 1,185,514 | 79.57% |
| Transmission | 335,943 | 77,546 | 23.08% |
| **Subtotal** | **1,825,827** | **1,263,060** | **69.18%** |
| **TOTAL** | **6,207,651** | **4,599,765** | **74.10%** |

The 2018 budget is in compliance with the Global Expenditure Plan and Decree 9.240/2018 and Law 13,587/2017

**Generation**
Greater realization due to Angra 3 Plant: + R$ 127 million

**Distribution**
Realization greater than expected due to change in sale dates, postponed to December/2018

**Non-Realization of Investments**
Eletrosul – Lot A:
(-) R$ 103 million due to the expiration

Eletronorte: LT Cruzeiro do Sul:
(-) R$ 158 million

(-) Efforts and Improvements Chesf at R$ 476 million

# RESULTS OF ELETROBRAS COMPANIES - R$ MILLION



2017
2018
NUCLEAR
(543)
ENORTE
2,049
FURNAS
1,422
CHESF
1,044
AME GT
(288)
ESUL
353
SPE
-
CGTEE
(1,170)
ELETROPAR
39
OP. DESCONT.
(4,179)
NUCLEAR
515
7,243
7,758
ENORTE
2,777
FURNAS
1,071
CHESF
266
AME GT
167
ESUL
130
SPE
109
CGTEE
28
ELETROPAR
13
OP. DESCONT.
(1,879)

Eletrobras

# DESTINATION OF RESULT **2018** (R$ MILLION)

| | |
|---|---|
| **Net Income for the Year and Distributable Base (Parent Company Profit)** | **13,262,378** |
| (-) Legal Reserve (5% of Net Income) | (663,119) |
| (+) Realization of the revaluation reserve | 22,434 |
| (+) Shareholders Prescribed Remuneration | 362 |
| **= Basis for the year** | **12,622,055** |
| **Minimum Dividend 2018 (1)** | **3,155,514** |
| **Outstanding balance for the year 2018 (2)** | **9,466,541** |
| **Minimum Dividend 2018 (25% of adjusted net profit) (1)** | 3,155,514 |
| (+) Dividend Realized from unrealized profits reserve | 386,375 |
| **Total Dividends Payable in 2018** | **3,541,889** |
| **(-) Preferential Dividend** | **(368,868)** |
| **(-) Ordinary Dividend** | **(881,132)** |
| **(-) Special Reserve for Retained Dividends (Article 202, paragraph5)** | (2,291,889 |
| **(=) Balance after distribution** | - |

The balance of adjusted net income for the year (R$ 9,467 million) and the balance of retained earnings from prior years arising from IFRS 9 and 15 (R$ 2,525 million) should be allocated according to the Management Proposal for the 59th Ordinary General Meeting.


Trasmission Tower– Eletrobras Furnas

# BUSINESS AND MANAGEMENT MASTER PLAN PDNG 2019-2023



Eletrobras

# OPERATIONAL EXCELLENCE PERSONNEL



-17% workers
+4.6% cost P
-33,8% pessoas
-26.4% cost P
26,008
workers
R$ 6.5 bi
of cost
21,563
workers
R$ 6.8 bi
of cost
14,275
workers
R$ 5.0 bi
of cost
12,075
estimated
workers
R$ 4.2 bi
of recurrent
cost
- 53.6%
Workers
- 35.4%
P cost
Variation
since 2016
2016
2017
2018
2020 estimated

| Year | 2019 | 2020 |
|---|---|---|
| Number of employees | -1,145 | -1,042 |
| Estimated savings (R$ million) | (492) | (400) |

Note: The number of employees and costs for 2018 excludes the 6 Distributors. The effects of adherence to the PDC 2018, 2019 and 2020 occur proportionally to the dates of dismissals of employees. The estimated values do not consider readjustments of collective agreements as from 2019.

## MAIN MEASURES

**Extraordinary Retirement Plan – PAE**
**2,055** adhesion

**Consensual Dismissal Plan – PDC**
**905** adhesion
**436** adhesion in 2019
94 requests under evaluation

**Privatization of Celg-D**
**- 1,944** employees

**Privatization of 6 Distribution Companies**
**- 6,636** employees

# OPERATING EXCELLENCE
## SUPPLIES, SERVICES AND OTHERS


-4,7%
-24,3%
+0,8%
5,087 MSO cost
4,849 MSO cost
3,669 MSO cost
3,700 MSO cost
3,300 Estimated MSO cost
- 35.1% MSO cost
Variation since 2016
2016
2017
2018
2019 estimated
2020 estimated

### Reduction:

- Administrative Measures to Reduce Third Party Costs and Rents;
- Distribution Companies Privatization.

Note: 2018 MSO cost excludes the 6 DisCos.

# ELETROBRAS ORGANIZATION CHART

| NUMBER of SPEs | |
|---|---|
| Current Position | 172 |
| Sold in Eletrobras' auctions 01/2018 (under transfer process) | 25 |
| To be sold | 47 |
| To be incorporated | 14 |
| To be extinguished | 35 |
| Total estimated in 2021 | 51 |



BEFORE
Eletrobras
R&D
Eletrobras Cepel
PARTICIPATION
Eletrobras Eletropar
GENERATION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Amazonas GT
Eletrobras CGTEE
GENERATION AND TRANSMISSION
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Eletronorte
Eletrobras Eletrosul
DISTRIBUTION
Eletrobras Distribuição Acre
Eletrobras Distribuição Alagoas
Eletrobras Distribuição Rondônia
Eletrobras Distribuição Roraima
Eletrobras Distribuição Amazonas
Eletrobras Distribuição Piauí
AFTER
Eletrobras
R&D
Eletrobras Cepel
PARTICIPATION
Eletrobras Eletropar
SPEs (1) in Brazil 2 SPEs abroad
30 affiliates with minority participation
GENERATION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Amazonas GT
Eletrobras CGTEE
GENERATION AND TRANSMISSION
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Eletronorte
Eletrobras Eletrosul
Eletrobras CGT Eletrosul
Under incorporation process

(1) The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company. Ceal had its transfer of control to Equatorial Energia S.A on March 18, 2019.

# **FUTURE** PERSPECTIVES

- Continuity of the cost reduction program through **PDNG 2019-2023**;
- Retake of **Angra 3 Plant**, which will add 1.4 GW of installed capacity to the Brazilian matrix;
- **Restructuring** of Amazonas GT with Eletronorte and of CGTEE with Eletrosul;
- Continuity of **SPEs' Sale** and other assets from April on.
- Conclusion of Belo Monte Plant, with total capacity of **11,233 MW**
- 110 MW of **wind power plants** that will start operating – **Chesf**
- Filling of **reservoirs** of **Sinop** plant.


HPP Funil - Eletrobras Furnas

# Investor Relations

Eletrobras

www.eletrobras.com.br/elb/ri
ombudsman-ri@eletrobras.com
+55 21 2514 6331
+55 21 2514 4637